Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended March 31, 2006

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3733
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6267
Pre-Tax Preferred Stock Dividends	$2,106

FIXED CHARGES:
Interest Expense	$44,803
Amortization of Debt Premium, Discount and Expense	795
Interest Component of Rentals	1,564

Total Fixed Charges	47,162
Pre-Tax Preferred Stock Dividends	2,106

Total Fixed Charges and Preferred Stock Dividends	$49,268

EARNINGS:
Net Income before Dividends on Preferred Stock	$83,004
Add:
Income Taxes Applicable to Utility Operating Income	41,711
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	7,734
Total Fixed Charges	47,162

Total Earnings	$179,611

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.6